EXHIBIT III

Breakdown of registered

securities held by or

for the account of the registrant

			Amount held by or
	Amount as to which		for the account of
Title of Issue	registration is effective		the Registrant

3.25 % Notes due May 15, 2013	USD	3,000,000,000	USD	130,000
3% Notes due April 08, 2014	USD	3,500,000,000	USD	14,000
2.75% Notes due March 23, 2015	USD	3,000,000,000	USD	70,000
1.25% Notes due October 14, 2016	USD	3,000,000,000	USD	70,000
3.625% Notes due October 15, 2013(1)	EUR	8,000,000,000	EUR	4,000,000
3.125% Notes due October 15, 2015(1)	EUR	5,000,000,000	EUR	3,596,000

(1)          The USD equivalent amount may be calculated using the EUR/USD conversion rate of 1.2939 utilised for establishing the balance sheet of the registrant as at December 31, 2011